Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 22, 2021, relating to the financial statements of United Parcel Service, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company's change in method of accounting for leases due to the adoption of a new accounting standard), and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of United Parcel Service, Inc. for the year ended December 31, 2020.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
May 13, 2021